AB 9/11

RR 8/31

06009920

[...]ES
[...]E COMMISSION
, 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 29 2006 WASHINGTON, DC SECTION

SEC FILE NUMBER
8- 17747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGENTHAU & ASSOCIATES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6750 NORTH ANDREWS AVENUE, #250
(No. and Street)

FT. LAUDERDALE (City) FL (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ANDZEL 954-776-9517
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEEFE, McCULLOUGH & CO., LLP
(Name – *if individual, state last, first, middle name*)

6550 NORTH FEDERAL HIGHWAY, #410 (Address) FT. LAUDERDALE (City) FL (State) 33308 (Zip Code)

PROCESSED
SEP 21 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY R. MORGENTHAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MORGENTHAU & ASSOCIATES, INC., as of JUNE 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Anthony R Morgenthau
Signature

PRESIDENT
Title

Beth C. Anderton
Notary Public

Beth C. Anderton
Commission # DD471639
Expires October 1, 2009
Bonded Troy Fain Insurance, Inc 800-385-7019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGENTHAU & ASSOCIATES, INC.

FINANCIAL STATEMENTS

June 30, 2006 and 2005

MORGENTHAU & ASSOCIATES, INC.

FINANCIAL STATEMENTS

June 30, 2006 and 2005

TABLE OF CONTENTS

KMC

KEEFE, McCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.
PAUL B. SNEIDER, C.P.A. (RETIRED)
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.

CHARLES K. RUMPF, C.P.A.
ISRAEL J. GOMEZ, C.P.A.

JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
BRIAN D. PINNELL, C.P.A. (RETIRED)
KENNETH G. SMITH, C.P.A.
LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.

JAMES R. LARAWAY, C.P.A.
ROSS S. GOTTHOFFER, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

We have audited the accompanying statements of financial condition of Morgenthau & Associates, Inc. (the "Company") as of June 30, 2006 and 2005, and the related statements of income (loss), stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby its corresponding Broker-Dealer handles all customers' money and stock transactions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgenthau & Associates, Inc. at June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under Rule 15c3-1 is presented as required under SEC Rule 17a-5 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole.

Keefe, McCullough & Co., LLP
KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
August 28, 2006

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2006 and 2005

ASSETS

		2006		2005
ASSETS:				
Cash	$	44,029	$	36,989
Accounts receivable, commissions, less allowance for doubtful accounts of $2,000 and $ 0 for 2006 and 2005, respectively		7,651		8,132
Income tax receivable		4,615		--
Miscellaneous receivable		4,500		--
Prepaid expenses		5,138		5,441
Deposit with clearing broker		15,000		15,000
Securities owned (Note 3):				
Marketable, at market value		35,880		81,069
Not readily marketable, at estimated fair value		61,254		66,010
Deposits, other		15,554		1,052
Office furniture and equipment, at cost, less accumulated depreciation of $ 2,390 and $ 5,625, respectively		--		217
Total assets	$	193,621	$	213,910

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
June 30, 2006 and 2005

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
LIABILITIES:		
Accounts payable and accrued expenses	$ 6,376	$ 2,500
Income taxes payable	--	6,599
Other liabilities	5,000	5,000
Total liabilities	11,376	14,099
STOCKHOLDER'S EQUITY:		
Common stock, $ .01 par value; 100,000 shares authorized, 98,800 shares issued and outstanding	988	988
Paid-in capital	224,812	224,812
Retained earnings (deficit)	(43,555)	(25,989)
Total stockholder's equity	182,245	199,811
Total liabilities and stockholder's equity	$ 193,621	$ 213,910

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF INCOME (LOSS)
For the Years Ended June 30, 2006 and 2005

		2006		2005
INCOME:				
Commissions and fees	$	62,605	$	58,955
Private placement commissions (Note 5)		--		41,480
Total income		62,605		100,435
GENERAL AND ADMINISTRATIVE EXPENSES:				
Commissions		52,838		135
Administrative fee (Note 5)		27,600		27,600
Professional fees		20,108		9,275
NASD membership		11,512		10,845
Rent, net of sublease (Notes 4 and 5)		7,889		15,779
Bad debt expense		2,000		--
Miscellaneous		965		--
Equipment lease		558		--
Postage		227		327
Repairs and maintenance		212		--
Insurance, general		178		1,156
Provision for depreciation		118		525
Taxes and licenses		38		--
State SEC membership		25		200
Penalties and fines		--		2,500
Total general and administrative expenses		124,268		68,342
Operating income (loss)		(61,663)		32,093
OTHER INCOME:				
Net unrealized/realized gain on investments		16,874		8,993
Miscellaneous		18,207		2,636
Gain on sale of equipment		4,401		--
Total other income		39,482		11,629
Income (loss) before provision (credit) for income taxes		(22,181)		43,722
PROVISION (CREDIT) FOR INCOME TAXES (Note 7)		(4,615)		6,599
Net income (loss)	$	(17,566)	$	37,123

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2006 and 2005

	Capital Stock				
	Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCES, July 1, 2004	98,800	$ 988	$ 224,812	$ (63,112)	$ 162,688
Net income for the year ended June 30, 2005	--	--	--	37,123	37,123
BALANCES, June 30, 2005	98,800	988	224,812	(25,989)	199,811
Net loss for the year ended June 30, 2006	--	--	--	(17,566)	(17,566)
BALANCES, June 30, 2006	98,800	$ 988	$ 224,812	$ (43,555)	$ 182,245

The accompanying notes to financial statements are an integral part of these statements.

MORGENTHAU & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (17,566)	$ 37,123
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Commission on non-cash investing activity	--	(29,580)
Net unrealized/realized gain on investments	(16,874)	(8,993)
Gain on sale of equipment	(4,401)	--
Provision for depreciation	118	525
Changes in assets and liabilities:		
(Increase) decrease in accounts receivable	481	753
(Increase) decrease in miscellaneous receivables	(4,500)	--
(Increase) decrease in income tax receivable	(4,615)	--
(Increase) decrease in prepaid expenses	303	(154)
(Increase) decrease in deposits	(14,502)	--
(Increase) decrease in prepaid income taxes	--	4,269
Increase (decrease) in accounts payable and accrued expenses	3,876	2,335
Increase (decrease) in income taxes payable	(6,599)	6,599
Net cash provided by (used in) operating activities	(64,279)	12,877
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of securities	66,819	--
Proceeds from sale of equipment	4,500	--
Net cash provided by financing activities	71,319	--
Net increase in cash	7,040	12,877
CASH, July 1	36,989	24,112
CASH, June 30	$ 44,029	$ 36,989
SUPPLEMENTAL DISCLOSURES:		
Cash paid during the year for - Income taxes	$ 7,287	$ --
Non-cash investing activities: Private placement commission income received in the form of securities owned	$ --	$ 29,580

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - ORGANIZATION AND OPERATIONS

Morgenthau & Associates, Inc. (the "Company") is incorporated in the State of Florida to transact business as a Broker-Dealer. The Company conducts its stock brokerage business under a Fully Disclosed Agreement whereby a corresponding Broker-Dealer handles all customers' funds and stock transactions. In addition, the Company conducts a number of private placements, in which they occasionally accept as compensation, stock, options or warrants relating to such placements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition:

For financial statement reporting purposes, revenues are recognized when earned and costs are recognized when incurred.

Cash equivalents:

For purposes of the statements of cash flows, the Company considers all short-term securities with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash and cash equivalents at one financial institution which occasionally exceed Federally insured amounts.

Allowance for doubtful accounts:

Management periodically reviews the accounts receivable balance and provides an allowance for accounts which may be uncollectible. Accounts receivable at June 30, 2006, is presented net of an allowance for doubtful accounts of $ 2,000.

Provision for depreciation:

The Company provides for depreciation of its property and equipment using the straight-line method over the following estimated useful lives:

Office furniture and equipment	5-7 years

Additions and major renewals to property and equipment are capitalized. Maintenance and repairs are charged to expense when incurred. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in income.

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision (credit) for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities owned:

Marketable securities are valued at fair value, which approximates market value at year end, and securities not readily marketable are valued at estimated fair value as determined by management.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:

Certain prior year balances have been reclassified to be consistent and comparable to the current year financial statement presentation.

NOTE 3 - SECURITIES OWNED

Marketable equity securities owned consist of the following:

Common stocks, at cost	$	16,543
Unrealized gains		19,337
Fair value	$	35,880

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or the Company.

Common stock, at cost	$	100,000
Options and warrants, at cost		52,524
		152,524
Unrealized losses		(91,270)
Estimated fair value	$	61,254

Marketable securities represent an investment in only one entity, while securities not readily marketable represent investments in only two entities.

NOTE 4 - LEASING ARRANGEMENTS

In December 2005, the Company terminated its office space lease. Commencing July 1, 2006, the Company entered into a new lease agreement with another unrelated party. The new lease, which expires in September 2011, and contains no renewal option, provides for the lease payments to begin October 1, 2006 at $ 2,816 per month, and provides for annual fixed rental increases of approximately 3%. Concurrent with the old lease, the Company subleased a portion of the office space to a related entity (Note 5) to recover a majority of the lease cost. Rent expense for the years ended June 30, 2006 and 2005 is as follows:

	2006	2005
Rent expense	$ 37,367	$ 72,077
Less sublease recovery	(29,478)	(56,298)
Net rent expense	$ 7,889	$ 15,779

Additionally, the Company leases office equipment under an operating lease, which is payable in monthly installments of $ 279 through April, 2009. Total lease expense related to this operating lease was $ 558 and $ 0 for June 30, 2006 and 2005, respectively.

Future minimum lease payments under the above operating lease arrangements are approximately as follows:

Year ending June 30	
2007	$ 28,692
2008	$ 38,164
2009	$ 38,650
2010	$ 39,946
2011	$ 38,052
Thereafter	$ 9,800

NOTE 5 - RELATED PARTY TRANSACTIONS

Commission and fee income:

The Company receives commission income as the private placement agent for several companies related by common ownership and/or management. Commission income from these entities amounted to $ 0 and $ 41,480 for the years ended June 30, 2006 and 2005, respectively.

Other related party transaction:

Morgenthau Capital Advisors, LLC, a company wholly owned by the Company's sole stockholder, provides administrative support services to the Company which are calculated during the last month of each fiscal year. Administrative support fees paid to Morgenthau Capital Advisors, LLC aggregated $ 27,600 for the years ended June 30, 2006 and 2005. In addition, the Company subleased office space to Morgenthau Capital Advisors, LLC to recover a majority of the Company's lease payments (Note 4). Sublease recoveries from Morgenthau Capital Advisors, LLC totaled $ 29,478 and $ 56,298 for the years ended June 30, 2006 and 2005, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" Exchange also provides that equity capital cannot be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1). The Company had net capital of $ 100,299 which was $ 95,299 in excess of its required net capital. The Company's net capital ratio was .11 to 1.00.

NOTE 7 - PROVISION (CREDIT) FOR INCOME TAXES

The provision (credit) for income taxes at June 30, 2006 and 2005 consisted of the following:

		2006		2005
Current tax provision (credit)				
Federal	$	(4,615)	$	4,964
State		--		1,635
Net current tax provision (credit)	$	(4,615)	$	6,599

The Company's effective tax rate is different than what would be expected if the statutory rates were applied to "net income (loss) before income taxes" primarily due to graduated income tax rates and unrealized gains (losses) which are not taxable or not deductible for tax purposes. Further, no deferred tax asset relating to the tax benefit of the unrealized losses on securities has been provided, as it is completely offset by a valuation allowance (Note 2).

NOTE 8 - CONTINGENCY

The Company previously entered into a contingent fee arrangement with ALfresh Foods, Inc. for the payment of commissions earned by the Company. ALFresh Foods, Inc., which is related by common ownership, has incurred operating losses every year since its inception in 1995. Because of ALFresh's poor financial condition and the uncertainty of any current collections. The Company has converted ALFresh's contractual obligation for commissions to a contingent arrangement, wherein ALFresh is required to make payments of 8% of its earnings before non-cash charges and income taxes, determined on an annual basis and payable by April 1 of the year following the year of determination. ALFresh may, however, make voluntary payments against the total fees due to the Company at any time. During the year ended June 30, 2006, ALFresh did not make any voluntary payments and none were required. The balance of contingent unpaid fees due to the Company aggregated approximately $ 497,000 at June 30, 2006.

MORGENTHAU & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
June 30, 2006

TOTAL STOCKHOLDER'S EQUITY	$	182,245
NON-ALLOWABLE ASSETS:		
Securities not readily marketable		61,254
Prepaid expenses		5,138
Deposits, other		15,554
Total non-allowable assets		81,946
NET CAPITAL	$	100,299
AGGREGATE INDEBTEDNESS:		
Liabilities from the statements of financial condition	$	11,376
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	758
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	98,593
Excess net capital at 1,000 percent	$	99,161
Ratio aggregate indebtedness to net capital		.11 to 1.00
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2006):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	64,419
Allowable marketable securities erroneously reported as non-allowable not readily marketable securities		35,880
Net capital per above	$	100,299

KMC

KEEFE, McCULLOUGH & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. KEEFE, C.P.A.
JOHN E. McCULLOUGH, C.P.A. (RETIRED)
THOMAS T. CARPENTER, C.P.A.
PAUL B. SNEIDER, C.P.A. (RETIRED)
STEVEN H. WOODS, C.P.A.
DAVID T. WILLIAMS, C.P.A.

CHARLES K. RUMPF, C.P.A.
ISRAEL J. GOMEZ, C.P.A.

JOSEPH D. LEO, C.P.A.
WILLIAM G. BENSON, C.P.A.
BRIAN D. PINNELL, C.P.A. (RETIRED)
KENNETH G. SMITH, C.P.A.
LOUIS R. PROIETTO, C.P.A.
CYNTHIA L. CALVERT, C.P.A.

JAMES R. LARAWAY, C.P.A.
ROSS S. GOTTHOFFER, C.P.A.

6550 NORTH FEDERAL HIGHWAY
SUITE 410
FORT LAUDERDALE, FLORIDA 33308
(954) 771-0896
FAX: (954) 938-9353
E-MAIL: kmc@kmccpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Morgenthau & Associates, Inc.
Fort Lauderdale, Florida

In planning and performing our audit of the financial statements of Morgenthau & Associates, Inc. (the "Company") for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in the making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keefe, McCullough & Co., LLP

KEEFE, McCULLOUGH & CO., LLP

Fort Lauderdale, Florida
August 28, 2006